Exhibit 99.1

YS Biopharma Announces Name Change to LakeShore Biopharma

GAITHERSBURG, Md., May 24, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced it is changing its legal name from “YS Biopharma Co., Ltd.” to “LakeShore Biopharma Co., Ltd”.

Dr. David Shao, Director, President, Co-Chief Executive Officer, and Chief Business Officer of the Company, commented, “We have decided to change our company name to LakeShore Biopharma to align with our global market positioning and international brand image. This change marks one of the first steps for us to expand our market reach, and we are eager to move forward and drive success under our new company name.”

The name change and trading symbol change will not affect any rights of shareholders or the Company’s operations and financial position. The Company’s ordinary shares and warrants will continue to be listed on the Nasdaq. Effective with the opening of the trading day on May 28, 2024, the ticker symbol of the Company’s ordinary shares and warrants will change from “YS” to “LSB” and from “YSBPW” to “LSBPW”, respectively. There is no action required by the Company’s current shareholders with respect to the company name or ticker symbol changes. The Company’s CUSIP will not change in connection with the name change.

About LakeShore Biopharma (formerly known as YS Biopharma)

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharma.com.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com